Filed with the Securities
                                                  and Exchange Commission
                                                  on November 9, 1999

                            SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C. 20549




In the Matter of
                                                      INTERIM CERTIFICATE


Conectiv and
Subsidiaries
                                                              OF


File No. 70-9499
                                                         NOTIFICATION


(Public Utility Holding Company Act of 1935)
                                                     PURSUANT TO RULE 24





	This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (18 C.F.R. ss250.24).  Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application
-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated September 27, 1999, in the above- referenced file.  The Order authorizes Conectiv to pay dividends on
Common Stock and Class A Common Stock out of capital or unearned surplus if necessary.



     On September 28, 1999, Conectiv declared a Common Stock dividend of $19,286,881.00 and a Common Stock Class A dividend of $4,594,083.00. These dividends were paid on October 30, 1999. Total dividends of $23,880,964.00 were charged to retained earnings for the period ending September 30, 1999 leaving a retained earnings balance of $14,389,000.00. No action pursuant to the order was required.

    Jurisdiction continues to be reserved over the possible issuance of dividends out of capital or unearned surplus by Conectiv, Delmarva Power & Light Company and Atlantic City Electric Company. No further reports will be filed unless and until the Company requests a removal of the reservation of jurisdiction and an order is issued or the file is closed.

                                    SIGNATURE

  	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.




                                              Conectiv
November 9, 1999                          /s/ P. S. Reese
                                              P. S. Reese
                                              Vice President and Treasurer